EXHIBIT 99.7

BetterLife Pharma Announces Engagement with Shanghai-Based YAFO Capital

VANCOUVER, British Columbia, December 11, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on development of BETR-001, its proprietary non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”), is pleased to announce it has signed an engagement agreement with Shanghai-based YAFO Capital (“YAFO”), as its exclusive advisor to seek strategic partnerships for development of BETR-001 in the Greater China regions, including mainland China, Hong Kong, Taiwan and Macau. Pursuant to the agreement, BetterLife intends to retain YAFO on a non-exclusive basis for territories outside of Greater China.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are excited to work with the YAFO team to establish partnerships for the development of BETR-001 and to bring potential non-hallucinogenic treatments for neurological disorders to the Asian region. In recent years, YAFO has successfully concluded dozens of pharma and biotech cross-border transactions.”

Sean Jiang, Founder and CEO of YAFO, added, “We are pleased to partner with BetterLife Pharma on the advancement of BETR-001 into the Greater China region. The non-hallucinogenic profile of BETR-001 represents a highly differentiated approach in neurological therapeutics, with significant clinical and commercial potential. Through this collaboration, YAFO will leverage its deep expertise and strong pharmaceutical network to accelerate strategic partnering and development opportunities for BetterLife in Asia.”

BETR-001, a potent neuroplastogen, is BetterLife’s patented stereoisomer of 2-bromo-LSD, a non-hallucinogenic derivative of LSD under development for the potential treatment of traumatic brain injury, post-traumatic stress disorder and cluster headache. Previous forms of 2-bromo-LSD has been shown to be non-hallucinogenic, safe and tolerable in man, and in a small clinical study, to cause meaningful reduction in cluster headache frequency (Karst et al, Cephalgia 2010).

About YAFO Capital

Founded in 2013, YAFO Capital is a Shanghai-based boutique investment and advisory firm, with professional teams in China, United States, European Union and Southeast Asia. Partnering with pharmaceutical companies, YAFO Fund mainly invests in global assets. YAFO Life Sciences is a leading advisory boutique focused on asset transactions. YAFO has built a strong proven track record and closed dozens of in-licensing and out-licensing transactions with global pharma and biotech companies. Over the past five years, YAFO has been a leader in advising on China cross border licensing transactions.

For more information, please visit www.yafocapital.com.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Wendi Xiang, Vice President

Email: wxiang@yafocapital.com

Phone: +86-13733685995

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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